March 28, 2005



Mail Stop 04-08

By U.S. Mail and facsimile to (410) 841-6296

Mr. Alan J. Hyatt
President, Chairman, and Chief Executive Officer
Severn Bancorp, Inc.
1919A West Street,
Annapolis, Maryland 21401


Re:	Severn Bancorp, Inc.
	Form 10-K for the fiscal year ended December 31, 2005
	Filed March 21, 2005
	File Number: 000-49731


Dear Mr. Hyatt:


      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K filed on March 21, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Overview - page 37

1. We note your mention that you subsequently discovered that certain cash accounts maintained at other financial institutions were not reconciled and that there exists a discrepancy of approximately $500,000 as of December 31, 2004. Further you state that you expect to have these cash accounts reconciled by the end of the first quarter ending March 31, 2005 and that any required adjustments, charges or reserves will be taken during this period. Please supplementally provide to us the following:

* Explain how you were able to determine that the required adjustments, if any, will not have a material effect on your financial condition as of December 31, 2004. Please include the guidance in SAB Topic 1M in your response to support your conclusion;
* Explain to us how you were able to conclude that no loss accrual is required as of the December 31, 2004, but rather that any adjustment, charge or reserve will be taken in the first quarter ending March 31,
2005 is appropriate. Please include the guidance in paragraph 8 of SFAS No. 5 in your response;
* Provide us a progress update on your plans to reconcile these accounts in a timely fashion as of the current date and integrate this information into your responses to the above supplemental requests.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz at (202) 824-5477 or me at
(202)942-
1783 if you have questions.


Sincerely,


John P. Nolan
Accounting Branch Chief

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Mr. Alan J. Hyatt
Severn Bancorp, Inc.
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